UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 30, 2023

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 30, 2023, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended June 30, 2023. The text of the investor communication is set forth below.

Q2 2023*

To discuss your REIT holdings, schedule a call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTY MOGUL INCOME REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$377,000,000
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	NUMBER OF REAL ESTATE INVESTMENTS[2]	15
	INCEPTION TO DATE RETURN[3]	7.8%
	FIVE-YEAR RETURN[3]	7.8%
	THREE-YEAR RETURN[3]	9.7%
	ONE-YEAR RETURN[3]	-0.8%
	Q2 ANNUALIZED DISTRIBUTION RATE[4]	6.0%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	81 Months

KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of June 30, 2023 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser” or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of July 31, 2023.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of July 31, 2023.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 81 consecutive months of distributions, totaling over $30.2 million. To date, over 7,500 investors have invested, and RealtyMogul Income REIT holds investments in over $377 million of real estate.6 Over 60% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

For Q2 2023, NAV per share decreased from $10.52 to $10.28, reflecting a 2.3% decrease quarter over quarter. Q2 2023 distributions reflected an approximately 6.00% annual distribution rate based on a $10.52 NAV per share. The NAV per share calculation as of June 30, 2023 reflects the total value of RealtyMogul Income REIT’s assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2023.

RealtyMogul Income REIT has a large concentration of multifamily investments, with currently 72% of the portfolio allocated to multifamily. We have done this, in part, because we believe multifamily assets have significant upside potential due to the nationwide housing shortage as a result of under-building, according to Fannie Mae. We also believe that there is additional upside potential as the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the up-front and ongoing costs of mortgages, both of which may increase the cost of a single-family home, according to S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index and Freddie Mac. We further believe that multifamily assets provide downside protection as a result of the large numbers of tenants at each multifamily property, creating diverse income streams.

Capitalization rates, or cap rates, are based on the net operating income that a property is expected to generate and are often calculated by dividing the net operating income by the property’s asset value, expressed as a percentage. Cap rates can have a significant impact on real estate investment valuations. For example, if the net operating income on an investment remains consistent, applying a lower cap rate for valuation purposes can yield a higher property value; conversely a higher cap rate environment can yield a lower property value.

In connection with determining cap rates for RealtyMogul Income REIT’s properties, RM Adviser uses various data sources, including the PWC Investor Survey, which has estimated a market cap rate for multifamily apartments nationally of 5.25% in Q2 23, up from 4.45% in Q2 22, an almost 18% increase year over year.

In addition, because real estate is often acquired with debt, we believe interest rates and cap rates are seen as positively correlated. For example, as interest rates rise and fall, so do cap rates and in turn, property valuations. As it relates to the current interest rate environment, since January 2022, short- and long-term interest rates have increased significantly – since that time, the Federal Funds Rate has increased by over 5% and the 10-year U.S. Treasury has increased by almost 3%.7 Since Q3 2022, the NAV per share for Income REIT has decreased largely due to increased interest rates putting pressure on cap rates, which has caused decreases in property valuations.

Valuations fluctuate over time and we believe a benefit of investing in a non-traded REIT is the long-term investment horizon with less focus on quarter-to-quarter changes. Furthermore, we have seen positive trends, including the following: tenant occupancy across the properties in RealtyMogul Income REIT’s portfolio remained high at over 90% as of Q2 23, rents have increased 19.7% over prior rents for our current multifamily renovation projects as further described below, and over 90% of our portfolio is financed with fixed-rate mortgages.

To paraphrase one of the most influential investors of our time, Warren Buffett famously maintains to be “fearful when others are greedy, and greedy when others are fearful.” As property valuations have decreased, we have continued to source new acquisitions and look for compelling opportunities with the cash reserves we accumulated in 2022.

As of July 2023, RealtyMogul Income REIT has 15 real estate investments, including 14 joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets.

In 2022, 100% of our distributions were classified as return of capital, which are non-taxable.8 This classification was due in part to depreciation from our real estate investments.

During Q2 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 2.4% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 0.4% it projected in March 2023 to 1.0% as well as projected a 4.1% unemployment rate for 2023, down from the March 2023 estimate of 4.5%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 5.7% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 4.9% in April, 4.0% in May, and 3.0% in June according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 7.8% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and four times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.25% to 5.50%. The Federal Reserve is reducing their balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in each quarter of 2022, stabilizing in Q4 2022 before increasing again in Q2 2023; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.9

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 The federal funds target rate ranged from 0.00% to 0.25% as of January 3, 2022 compared to a range of 5.25% to 5.50% as of August 15, 2023. The 10 Year U.S. Treasury rate was 1.63% as of January 3, 2022 compared to 4.21% as of August 15, 2023.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

9 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the second quarter of 2023 equated to approximately 6.0% on an annualized basis based upon NAV as of 3/31/2023.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT	INTEREST RATE
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Columbia Square	Cincinnati, OH	8/23/22	Mixed-Use	JV Equity	$4,000,000	N/A
Acropolis	Beavercreek, OH	6/9/23	Office	JV Equity	$7,700,000	N/A
Total					$90,166,108

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of July 31, 2023 unless otherwise specified. All preferred equity investments are performing and paid current as of July 31, 2023.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Business Plan: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Acquisition Date: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: Portfolio occupancy was static quarter over quarter, ending Q2 at 97% occupied, and the borrower is current on its interest payments as of June 2023. The portfolio is also reporting 100% rent collection for Q2 2023.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 5/31/2019

Asset Management Update: Property occupancy decreased 2% quarter over quarter, ending Q2 at 93% occupied. Exterior capital items have been completed and the property is amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of June 2023, 187 of the 240 units have been renovated since acquisition. Of those 187 units, 187 have been leased at an average premium of $97/month, or 15% over prior rents. In Q2 2023, the property averaged 98% rent collection.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/9/2019

Asset Management Update: Property occupancy remained static quarter over quarter, ending Q2 at 89% occupied. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of June 2023, 101 of the 114 free-market units have been renovated since acquisition. Of those 101 units, all have been leased at an average premium of $356/month, or 38% over prior rents. In Q2 2023, the property averaged 79% rent collection; rent collections during this quarter were impeded due to a lack of rental payments by tenants. Eviction proceedings in connection with such tenants are currently in process in the appropriate courts.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,000,000

Business Plan: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 11/5/2019

Asset Management Update: Portfolio occupancy decreased 2% quarter over quarter, ending Q2 at 74% occupied. The real estate company’s long-term business plan is to redevelop the warehouse into office space but is evaluating options for short-term leases in the interim. In Q2 2023, the portfolio averaged 98% rent collection.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,424,307

Business Plan: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/19/2020

Asset Management Update: Portfolio occupancy decreased 1% quarter over quarter, ending Q2 at 92% occupied. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of June 2023, 27 of the 28 units were renovated. Of those 27 units, all have been leased at an average premium of $205/month, or 16% over prior rents. The remaining three units have not been renovated but are achieving post-renovation rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q2 2023, the portfolio averaged 98% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Business Plan: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Acquisition Date: 6/26/2020

Asset Management Update: Property occupancy was static quarter over quarter, ending Q2 at 100% occupied by a credit tenant, Covenant Health System. As of June 2023, the tenant is current on its rent.

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TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Business Plan: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 1/27/2021

Asset Management Update: Property occupancy decreased 7% quarter over quarter, ending Q2 at 88% occupied due to unexpected move-outs associated with tenants purchasing homes. Since quarter end, occupancy has increased to 93%, as of August 14, 2023. As of June 2023, 72 of the 96 classic units have been renovated and leased since acquisition. Of those 72 units, 68 have been leased at an average premium of $139/month, or 10% over prior rents, and unit renovation costs have been below budget. Signage, pergola, benches, grills, landscaping, and parking lot work have been completed. In Q2 2023, the property averaged 99% rent collection.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 7/28/2021

Asset Management Update: Property occupancy decreased 6% quarter over quarter, ending Q2 at 88% occupied due to normal tenant turnover as the property continues its renovation program. As of June 2023, 56 of the 152 units have been renovated since acquisition. Of those 56 units, all have been leased at an average premium of $325/month, or 22% over prior rents. Exterior paint/repairs, asphalt/concrete work, fitness center, and interior hallway improvements have been completed. Additional exterior and interior improvements, including updates to the amenity spaces, clubhouse, exterior, etc. are in progress. Finally, work is progressing in Q2 2023 in connection with opening the recently leased retail space for the breakfast/lunch operator. In Q2 2023, the property averaged 99% rent collection.

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MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy decreased 6%, or three units, quarter over quarter, ending Q2 at 90% occupied. The property’s average rent has remained static at $2,165/unit in Q1 and Q2. During Q2, the property signed two renewal leases. The two renewal leases were signed at an average increase of $150, or 7% over prior rents. New property signage was completed in Q2 2022, while the BBQ area was completed in Q3 2022. Package lockers and playground equipment were installed in Q4 2022. In Q2 2023, the property averaged 88% rent collection.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy decreased 3% quarter over quarter, ending Q2 at 94% occupied. The property’s average rent has decreased from $2,145/unit in Q1 to $2,141/unit through Q2. During Q2, the property signed one renewal lease. The renewal lease was signed at no increase over prior rents as this lease had already been marked to market upon renewal last year. Pet stations were completed in Q3 2022. The new BBQ area and package lockers were completed in Q4 2022. In Q2 2023, the property averaged 77% rent collection as a result of certain tenants’ nonpayment during this period.

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BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/13/2021

Asset Management Update: Property occupancy decreased 2% quarter over quarter, ending Q2 at 96% occupied. Exterior upgrade scope and bidding are underway for the landscaping and draining. The dog park and pool furniture were installed in Q4 2022. As of June 2023, 71 of the 138 units have been renovated since acquisition. Of those 71 units, all have been leased at an average premium of $201/month, or 16% over prior rents. In Q2 2023, the property averaged 98% rent collection.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/2/2022

Asset Management Update: Property occupancy decreased 6% quarter over quarter, ending Q2 at 91% occupied due normal tenant turnover. As of June 2023, 69 of the 160 units have been renovated since acquisition. Of those 69 units, 68 have been leased at an average premium of $215/month, or 18% over prior rents. Exterior upgrades are underway including a new playground. The pool renovation and enhanced dog park were completed Q2 2022. Additional signage was added in Q3 2022, while the fitness center, BBQ area, and clubhouse/business center was completed in Q4 2022. In Q2 2023, the property averaged 96% rent collection.

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EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/30/2022

Asset Management Update: Property occupancy decreased 11%, or seven units, quarter over quarter, ending Q2 at 84% occupied due to normal tenant turnover. The property’s average rent has decreased from $1,691/unit in Q1 to $1,658/unit through Q2. During Q2, the property signed one renewal lease. The one renewal lease was signed at an increase of $15, or 1% over prior rents. Exterior upgrades are in progress for the dog park. Exterior wood re-staining was completed in Q3 2022, the pergola, benches, and grills were completed in Q4 2022, and the package lockers were completed in Q1 2023. In Q2 2023, the property averaged 91% rent collection.

COLUMBIA SQUARE

Location: Cincinnati, OH

Property Type: Mixed-Use

Investment Amount: $4,000,000

Business Plan: Acquire a highly occupied mixed-use asset consisting of an office property and retail center, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 8/23/2022

Asset Management Update: Portfolio occupancy increased 9% quarter over quarter, ending Q2 at 98% occupied. During Q1, the real estate company executed a new office lease, comprising 9.1% of the portfolio’s net rentable area. After Q2 ended, the real estate company executed a new lease for 1,602 square feet, comprising 2.2% of the portfolio’s net rentable area. With this new lease, the property is 100% leased as of August 2023. In Q2 2023, the portfolio averaged 100% rent collection.

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ACROPOLIS

Location: Beavercreek, OH

Property Type: Office

Investment Amount: $7,700,000

Business Plan: Acquire a highly occupied office portfolio adjacent to one of the largest U.S. Air Force bases, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 6/9/2023

Asset Management Update: The property was acquired in June 2023, and the real estate company is implementing its business plan for the property. The property is 87% occupied and 91% leased as of June 2023.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 8/14/23)*	NAV PER SHARE (AS OF 6/30/23)
$10.28	$10.28

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On August 14, 2023, the offering price per share is $10.28. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2023 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q1 2023 Investor Letter

Q4 2022 Investor Letter

Q3 2022 Investor Letter

Q2 2022 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	August 30, 2023

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